ETHAN E. CHRISTENSEN
(858) 550-6076
christensene@cooley.com

February 28, 2008

Peggy Fisher, Esq.
Geoffrey Kruczek, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mailstop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	CardioNet, Inc. Registration Statement on Form S-1 (File No. 333-145547) Amendment No. 5

Dear Ms. Fisher:

        Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client CardioNet, Inc. (the "Company"), is Amendment No. 5 ("Amendment No. 5") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on August 17, 2007. The copy of Amendment No. 5 that is enclosed with the hard copy of this letter is marked to show changes from Amendment No. 4 to the Registration Statement that was filed with the Commission on February 19, 2008 ("Amendment No. 4").

        Amendment No. 5 is also being filed in response to comments 1, 2, 3, 5 and 6 to the letter dated February 25, 2008 (the "Comment Letter") received from the staff of the Commission (the "Staff") with respect to Amendment No. 4. The Company previously responded to comments 4, 7 and 8 of the Comment Letter pursuant to a letter to Kristen Lochhead of the Staff filed via EDGAR on February 27, 2008.

        The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 5.

Unaudited Pro forma Consolidated Statements of Operations, page 39

1.
We see that you present pro forma consolidated statements of operations for the year ended December 31, 2006 and 2007 and for the quarter ended December 31, 2006. Please note that pro forma statements of income are only appropriate for the most recent fiscal year and subsequent interim period to the date of the most recent historical balance sheet. No other annual periods may be presented on a pro forma basis. Please remove to only provide pro forma financial information proscribed by Article 11 of Regulation S-X. Please also apply this comment to the summary consolidated financial information provided on page 10 of the registration statement.

Response:    The Company acknowledges the Staff's comment and has removed from the Registration Statement the pro forma statements of operations for the year ended December 31, 2006 and for the quarter ended December 31, 2006.

Management's Discussion and Analysis . . ., page 47

Critical Accounting Policies and Estimates, page 48

Stock Based Compensation, page 49

2.
Please revise your filing to disclose the number of options, exercise price and other significant terms for the options granted in January and February 2008.

Response:    The Company has revised the disclosure on page 50 of Amendment No. 5 as requested.

3.
Once you have a filing with an expected offering range, please add disclosure that explains each significant factor contributing any difference between the fair value as of the grant dates of the most recent options and the estimated offering price.

Response:    The Company has revised the disclosure on page 50 of Amendment No. 5 as requested

Principal and Selling Stockholders, page 125

5.
Please complete the table in the next amendment. We may have further comment.

Response:    The Company acknowledges the Staff's comment and has completed the table on pages 122 and 123 of Amendment No. 5.

Cardionet, Inc. Consolidated Financial Statements for the year ended December 31, 2007

Consolidated Statements of Operations, page F-4

6.
Pro forma loss per share demonstrating the impact of conversion of the preferred shares upon consummation of the offering is only permitted for the most recent fiscal year and any subsequent interim period. Please delete the presentation of pro forma loss per share for 2006.

Response:    The Company acknowledges the Staff's comment and has deleted the presentation of pro forma loss per share for 2006 from the Consolidated Statements of Operations on page F-4.

The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 5 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding Amendment No. 5 or this response letter to me at (858) 550-6076 or Frederick T. Muto, Esq. at (858) 550-6010.

Sincerely,

Cooley Godward Kronish LLP

/s/ Ethan E. Christensen, Esq.

Ethan E. Christensen, Esq.

cc:	Arie Cohen, CardioNet, Inc.
James M. Sweeney, CardioNet, Inc.
Martin P. Galvan, CardioNet, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Kenneth J. Rollins, Esq., Cooley Godward Kronish LLP
Donald Murray, Esq., Dewey & LeBoeuf LLP
Margaret S. Lam, Esq., Dewey & LeBoeuf LLP